EXHIBIT 15.01



                     SIMON KROWITZ BOLIN & ASSOCIATES, P.A.
                         11300 ROCKVILLE PIKE, SUITE 800
                            ROCKVILLE, MARYLAND 20852


To the Board of Directors
Demand Financial International, Ltd.
Toronto, Ontario, CANADA


We have reviewed the balance sheet of Demand Financial International, Ltd. (a development stage company) as of March 31, 2001 and December 31, 2000 and the related statements of operations and cash flows for the three months ended March 31, 2001 and 2000 and the cumulative amounts from December 31, 1996 (inception) to March 31, 2001. These statements are the responsibility of management.

We conducted our reviews in accordance with standards established by the American Institute of Certified Public Accountants. A review of interim financial information consists principally of obtaining an understanding of the system for the preparation of interim financial information, applying analytical procedures to financial data and making inquiries of persons responsible for financial and accounting matters. It is substantially less in scope than an audit conducted in accordance with generally accepted auditing standards, the objective of which is the expression of an opinion regarding the financial statements taken as a whole. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to the aforementioned financial statements for them to be in conformity with generally accepted accounting principles.

The accompanying financial statements have been presented assuming that the Company will continue as a going concern. The Company has not established source of revenue and this raises substantial doubt about its ability to continues as going concern. The financial statements do not include any adjustments that might result from outcome of this uncertainty.




/s/ Simon Krowitz Bolin & Associates, P.A.

Rockville, Maryland
May 14, 2001